Mail Stop 3561

July 11, 2007

Mr. Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien
Taipei, Taiwan ROC

> Re: **Kid Castle Educational Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2007**
>
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed June 14, 2007**
> **File No. 333-39629**

Dear Mr. Yang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. We note that you have not filed your Form 10-Q for the quarter ended March 31, 2007 nor have you filed a notification of inability to timely file your periodic report, pursuant to Exchange Act Rule 12b-25. Please file this Form 10-Q within fifteen days of this letter. We also note your periodic reports have been filed late

during the past 12 months. Please confirm that you are aware of your filing obligations under the '34 Act and are taking appropriate measures to ensure timely filing.

Executive Compensation, page 7

Elements to Executive Compensation, page 8

2. It is unclear what you mean by "competitive reference points." It is also unclear what you mean by the following statement: "the Company periodically reviews executive compensation for a range of other companies that may include… ." Please explain.

Linkage between compensation programs and Company objective and values, page 8

3. Please revise your discussion to elaborate upon how the achievement of Company objectives relates to amounts of compensation to be paid. Specifically, provide greater detail explaining how you determine the amount based upon the factors you mention. For example, please disclose whether there is a particular level of revenues that you would expect the company to achieve before a particular element of compensation would be appropriate, as you refer to the achievement of "specific goals" and "Company objectives." Also, explain what weight is given to each of the factors you mention. Refer to Item 402(b)(1)(v) of Regulation S-K.

Base salary, page 8

4. You mention that the determination of base salary is initially determined with reference to competitive pay practices. Explain what reference points you utilize and, if you engaged any benchmarking of the base salary, please identify the benchmark and the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 9

5. The Summary Compensation Table does not appear to conform to the tabular description contained in Item 402(c) of Regulation S-K. For example, there is no "total" column. Please revise.

6. It is unclear why the title of Chin-Chen Huang is different in the Summary Compensation Table than in the table of Pension Benefits on page 10. Please advise or revise.

Pension Plans, page 10

7. You indicate on page 9 that Mrs. Huang had accrued retirement benefits under the Company's non-contributory defined benefit retirement plan in the amount of $1,586 in 2006. It is unclear why this does not appear in the table on page 10. Please advise or revise.

Director Compensation, page 11

8. You have included the fees paid to directors in the "all other compensation" column when it appears that these amounts should be reflected in the "fees earned or paid in cash" column, given that such amounts constitute payment for attendance at meetings. See Item 402(k)(2)(ii) of Regulation S-K. Please revise.

Proposal 3. Amendment and Restatement of Articles of Incorporation, page 13

The Increase in Authorized Common Stock/The Authorization of "Blank Check" Preferred Stock, pages 13-15

9. Please revise your discussion of the proposed amendment to increase your common stock and to authorize "Blank Check" preferred stock to discuss your intended uses of this stock. Please fully explain your reasons for this amendment.

10. Please refer to the last sentence on page 13. Please disclose whether you have any plans to pursue acquisitions, issuances in connection with public or private offerings for cash, or other financing opportunities, etc. Please describe any present intention you may have to issue these shares or, if you have no such intention, please state this.

11. Please disclose any financial or personal interest the directors/executive officers may have in the proposed amendment.

12. We note your indication that preferred stock contains some features which could be viewed as having an anti-takeover effect. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Also, please discuss any other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences and whether there are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please inform shareholders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. If the Board proposed this amendment for the purpose of discouraging mergers or changes in control of the company, please disclose this.

13. Please refer to the second paragraph on page 15. We presume that you mean to say "Other than the authorization of shares of preferred stock…" rather than the issuance of shares of preferred stock. Please advise or revise accordingly.

Form 10-K for fiscal year ended December 31, 2006

14. Please confirm to us that, in future filings, you will specifically state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting, as required pursuant to Item 308(c) of Regulation S-K. Alternatively, in future filings where there were changes, as would appear to have been the case for this Form 10-K, that materially affected your internal control over financial reporting, please state this as well and discuss the changes.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any

proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom,
Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any other questions.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Carter Mackley, Esq.
       Fax: (206) 370-6119